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02034995

12 June 2002

RECD S.E.C.
File No. 82-4511
JUN 17 2002
1086

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

SUPPL

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release: the Interpump Group quarterly results as at 31 March 2002

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Ing. Cavallini
Interpump Group S.p.A.

dlw 6/19

PRESS RELEASE

Interpump Group: quarterly results as at 31 March 2002

NET REVENUES: +13.2% AT 127.5 MILLION EURO
NET PROFITS: +10.3% AT 6 MILLION EURO

Growth leaders are the Cleaning Sector (+28.7%) and North America (+41.9%)

Milan, 9 May 2002 – Interpump Group's Board of Directors convened today to approve the Quarterly Report as at 31 March 2002.

The first quarter 2002 was characterized by a **growth of 13.2% in net revenues which stood at 127.5 million Euro** (like for like +11.6% at 125.7 million Euro) and **of 10.3%** in **net profits at 6 million Euro**. Revenue growth was achieved in particular by acquiring market share in the consumer segment of the Cleaning Sector, proving the Group's competitive strength once again.

The positive trend is confirmed in April, when net revenues grew by 26%. Therefore net sales of the first four months grew by 17.2%. (13.9 like for like).

The **gross operating margin** (EBITDA) **rose 1.4% to reach 23.2 million Euro**, compared to the 22.9 million recorded in the first quarter of 2001. Operating amortisation increased 7.5% mainly as the result of greater investments in research and development carried out during the last financial year.

Operating profits amounted to 19.7 million Euro, basically in line with those achieved in the first quarter of 2001 (19.6 million Euro).

Net consolidated profits totalled **6 million Euro** (5.4 million Euro in the first quarter of 2001), **up 10.3%** on the previous year.

The **cash flow from operations** amounted to **14.4 million Euro** (12.5 million in the first quarter 2001) showing an increase of 15.7%. **Net financial indebtedness** is almost in line at **175.1 million Euro** (176.4 million Euro as at 31/12/2001), due to the investments in fixed assets and to the acquisition of IP Gansow.

Consolidated net worth for the first quarter 2002 **rose 13.3%** reaching 190.9 million Euro compared to 168.5 million Euro in the same period of the previous year.

At the beginning of March 2002 the Interpump Group acquired some operations from the Gansow Group in Germany, one of the main producers floor scrubbers and floor sweepers for professional use. These acquisitions were for the Interpump Group a further important step towards the strengthening of its worldwide leadership position in the Cleaning Sector, allowing it to penetrate the main European market, Germany, more effectively and achieving relevant growth in the Floor Care Sector.

A €0.10 dividend from 2001 profits was paid on 9 May with a coupon date of 6 May.

In terms of sectors of activity, the **Cleaning Sector** grew 28.7%. The **Hydraulic Sector** grew 0.9%; in the European and Asian markets the Interpump Group grew 2.3% following the consolidation of Hydroven, the company of which it took control in July 2001. The **Industrial**

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL. +39.522.904311
FAX. +39.522.904444 - E-mail ***info@interpumpgroup.it***
CAP. SOC. Euro 42.934.320 I.V. - REG. IMPRESE R.E. N. 117217 - C.C.I.A.A. R.E.A. N. 204185
COD.FISCALE 11666900151 - PARTITA IVA IT 01682900350

Sector suffered a 2.5% decline notwithstanding an increase in the sales of high-pressure pumps which did not however make up for the decrease in turnover in windings and electric motors.

"The first quarter 2002 recorded a significant increase in turnover and net profits", said Mr. Giovanni Cavallini, Vice President and Managing Director of the Interpump Group. *"Once again the Group managed to overcome the uncertainties of the economic situation, gaining market share and new clients, in particular in the Cleaning Sector and in North America."*

Interpump Group (consolidated figures)

Summary table (amounts expressed in Euro millions)

	1996	1997	1998	1999	2000	2001	Average annual growth %	Growth 2001-1996
Net revenues	199.6	221.3	283.4	319.3	411.7	426.1	+16%	+113%
EBITDA	40.7	46.8	61.1	64.9	79.8	81.3	+15%	+100%
Net profits	7.6	13.8	16.6	22.1	19.0	21.4	+23%	+182%
Cash flow from operations	22.5	31.2	38.4	44.9	47.9	47.3	+16%	+110%
Dividends	0.031	0.057	0.070	0.516*	0.087	0.100	+26%**	+223%
Earnings per share	0.152	0.234	0.293	0.389	0.366	0.401	+21%	+164%

The dividends relate to the year in which the distributed profit was created.
*= of which 0.439 was an extraordinary dividend **= net of the extraordinary dividend

For further information please contact:
Moccagatta Associati
Phone (+39-02) 86451695 Fax (+39-02) 86452082

1. **Financial statements.**

Reclassified consolidated income statements (three months)

	31/03/2002 €/000	%	31/03/2001 €/000	%
Net consolidated revenues	**127,496**	**100.0**	**112,611**	**100.0**
Purchases, net of changes in inventories	(58,488)		(50,234)	
Gross industrial margin	**69,008**	**54.1**	**62,377**	**55.4**
Personnel expenses	(20,885)		(19,867)	
Other operating costs	(24,926)		(19,641)	
Gross operating profit	**23,197**	**18.2**	**22,869**	**20.3**
Operating depreciation and amortisation	(3,467)		(3,225)	
Operating profit	**19,730**	**15.5**	**19,644**	**17.4**
Amortisation of goodwill	(2,343)		(2,297)	
Amortisation of the consolidation difference allocated to buildings	(52)		(52)	
Financial income (charges), net	(2,280)		(2,793)	
Financial discounts granted to clients	(410)		(428)	
Adjustment of value of investments according to the equity method	57		254	
Extraordinary income (charges), net and adjustments of financial assets	(225)		(218)	
Profit for the period before taxes and minority interests	**14,477**	11.4	**14,110**	12.5
Income taxes	(7,069)		(7,194)	
Net profit before minority interests	**7,408**		**6,916**	
Minority profits for the period	(1,441)		(1,504)	
Consolidated net profit for the period	**5,967**	4.7	**5,412**	4.8

Reclassified consolidated balance sheets

	31/03/2002 €/000	%	31/03/2001 €/000	%	31/12/2001 €/000	%
Trade receivables	107,743		101,610		90,371	
Inventories	95,137		92,835		88,337	
Prepayment and accrued income within one year	3,500		3,614		2,232	
Other receivables, net of deferred tax assets	7,912		10,891		7,043	
Trade payables	(88,030)		(71,988)		(68,768)	
Tax payables within one year	(13,556)		(16,331)		(9,477)	
Other current liabilities, net of payables for acquisition of investments	(11,625)		(12,445)		(10,832)	
Accrued expenses, net of interest charges	(699)		(1,594)		(596)	
Net working capital	**100,382**	**27.4**	**106,592**	**31.0**	**98,310**	**27.4**
Tangible fixed assets	92,609		77,124		88,783	
Goodwill	137,895		144,268		140,238	
Treasury stock	25,726		24,006		25,726	
Other financial fixed assets	15,432		10,711		10,792	
Other non current assets	22,131		16,240		22,899	
Provisions for risks and charges	(8,543)		(12,101)		(8,643)	
Staff severance indemnities	(13,783)		(12,508)		(13,379)	
Payables for acquisition of investments	(516)		(3,038)		(516)	
Other non current liabilities	(5,292)		(7,538)		(4,999)	
Total net fixed assets	**265,659**	**72.6**	**237,164**	**69.0**	**260,901**	**72.6**
Total capital employed	**366,041**	**100.0**	**343,756**	**100.0**	**359,211**	**100.0**
Financed by:						
Share Capital	42,923		42,703		42,778	
Retained earnings	117,728		102,213		95,783	
Profit for the period	5,967		5,412		21,433	
Total shareholders' equity for the Group	166,618		150,328		159,994	
Minority interests	24,305		18,180		22,788	
Total consolidated Shareholder's equity	**190,923**	**52.2**	**168,508**	**49.0**	**182,782**	**50.9**
Cash on hand	(42,197)		(54,021)		(23,181)	
Payables to banks within one year	34,746		33,721		32,817	
Current portion of medium/long term financing	57,162		70,275		63,728	
Accrued interests	1,698		2,653		1,273	
Total short term indebtedness	51,409		52,628		74,637	
Medium/long-term financing	123,709		122,620		101,792	
Total net indebtedness	**175,118**	**47.8**	**175,248**	**51.0**	**176,429**	**49.1**
Total sources of financing	**366,041**	**100.0**	**343,756**	**100.0**	**359,211**	**100.0**